UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 11)
ELBIT IMAGING LTD.
(Name of Issuer)
Ordinary Shares, Nominal Value NIS 1.00 per share (Title of Class of Securities) M 3760510 (CUSIP Number)
Shimon Yitzhaki 2 Weitzman St. Tel-Aviv 64239 Israel 972-3-608-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2011
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages) (Page 1 of 9 Pages)

CUSIP No. M 3760510	13D	Page 2 of 10
1	NAME OF REPORTING PERSON: Europe-Israel (M.M.S.) Ltd. (“Europe-Israel”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 12,084,194 shares
	8	SHARED VOTING POWER : 0 shares
	9	SOLE DISPOSITIVE POWER : 12,084,194 shares
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 12,084,194 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 48.56%*
14	TYPE OF REPORTING PERSON: CO

*Based on 24,885,833 ordinary shares of the Issuer outstanding as of May 9, 2011 (excluding 3,388,910 treasury shares held by the Issuer or for the Issuer’s benefit, which do not have any voting or economic rights under Israeli law).

CUSIP No. M 3760510	13D	Page 3 of 10
1	NAME OF REPORTING PERSON: Control Centers Ltd. (“Control Centers”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares
	8	SHARED VOTING POWER : 12,109,031 shares***
	9	SOLE DISPOSITIVE POWER : 0 shares
	10	SHARED DISPOSITIVE POWER: 12,109,031 shares**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 12,109,031 shares**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 48.66%*
14	TYPE OF REPORTING PERSON: CO

*
Based on 24,885,833 ordinary shares of the Issuer outstanding as of May 9, 2011 (excluding 3,388,910 treasury shares held by the Issuer or for the Issuer’s benefit, which do not have any voting or economic rights under Israeli law).

**
Includes 12,084,194 ordinary shares of the Issuer beneficially owned by Europe-Israel, with respect to which Control Centers may be deemed to have shared power of voting and disposition by virtue of its holding of 100% of the issued and outstanding ordinary shares of Europe-Israel.  Also includes 24,837 ordinary shares of the Issuer beneficially owned by Marina Hertzelia (Limited Partnership) 1988, an Israeli limited partnership, the general partner of which is wholly-owned by Control Centers

CUSIP No. M 3760510	13D	Page 4 of 10
1	NAME OF REPORTING PERSON: Marina Hertzelia (Limited Partnership) 1988(“Marina”)** I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares
	8	SHARED VOTING POWER : 24,837 shares
	9	SOLE DISPOSITIVE POWER : 0 shares
	10	SHARED DISPOSITIVE POWER: 24,837 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 24,837 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.1%*
14	TYPE OF REPORTING PERSON: PN

*
Based on 24,885,833 ordinary shares of the Issuer outstanding as of May 9, 2011 (excluding 3,388,910 treasury shares held by the Issuer or for the Issuer’s benefit, which do not have any voting or economic rights under Israeli law).

**	Marina Hertzelia (Limited Partnership) 1988 is an Israeli limited partnership, the general partner of which is wholly-owned by Control Centers Ltd., a private company controlled by Mr. Mordechay Zisser.

CUSIP No. M 3760510	13D	Page 5 of 10
1	NAME OF REPORTING PERSON: Mordechay Zisser I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 94,603 shares
	8	SHARED VOTING POWER : 12,109,031 shares*
	9	SOLE DISPOSITIVE POWER : 94,603 shares
	10	SHARED DISPOSITIVE POWER: 12,109,031 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 12,203,634 shares **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 49.04%*
14	TYPE OF REPORTING PERSON: IN

*
Based on 24,885,833 ordinary shares of the Issuer outstanding as of May 9, 2011 (excluding 3,388,910 treasury shares held by the Issuer or for the Issuer’s benefit, which do not have any voting or economic rights under Israeli law).

**
Includes (i) 12,084,194 Issuer shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Zisser, by virtue of his control of Control Centers, a private company which owns 100% of the issued and outstanding ordinary shares of Europe-Israel; (ii) 24,837 Issuer shares held by Marina, an Israeli limited partnership, the general partner of which is wholly-owned by Control Centers, a private company wholly owned by Mr. Zisser; and (iii) 94,603 Issuer shares held by Mr. Zisser.

This Amendment No. 11 amends the Schedule 13D initially filed on March 11, 1999, Amendment No. 1 thereto filed May 11, 1999, Amendment No. 2 thereto filed August 16, 1999, Amendment No. 3 thereto filed November 4, 1999, Amendment No. 4 thereto filed February 14, 2001, Amendment No. 5 thereto filed October 15, 2001, Amendment No. 6 thereto filed June 29, 2005, Amendment No. 7 thereto filed February 10, 2006, Amendment No. 8 thereto filed September 10, 2007,Amendment No. 9 filed January 10, 2008 and Amendment No. 10 thereto filed October 7, 2010 (collectively, the “Schedule 13D”) and is filed by Europe-Israel, Control Centers, Marina and Mr. Mordechay Zisser (the “Reporting Persons”).

Item 3                     Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D, “Source and Amount of Funds or Other Consideration,” is amended and supplemented by adding the following:

The amount of funds used by Europe-Israel in acquiring the 131,043 Ordinary Shares between September 22, 2010 through May 9, 2011 was approximately $1,704,000, based on daily exchange rates between the NIS and the US dollar published by the Bank of Israel on the date of the filing.  Europe-Israel obtained the funds from its credit facilities and funding.  The 131,043 Ordinary Shares that Europe-Israel acquired constitute collateral for such funding.

Item 5                     Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and supplemented by adding the following:

The responses of the Reporting Persons to Rows (11) through (13) of pages 2, 3, 4 and 5 of this Amendment No. 11 are incorporated herein by reference. As of May 9, 2011, (i) Europe-Israel beneficially owned 12,084,194 Ordinary Shares, or 48.56% of the total number of Ordinary Shares issued and outstanding, (ii) Control Centers beneficially owned 12,109,031 Ordinary Shares, or 48.66% of the total number of Ordinary Shares issued and outstanding, (iii) Marina beneficially owned 24,837 Ordinary Shares, or less than 0.1% of the total number of Ordinary Shares issued and outstanding, and (iv) Mr. Mordechay Zisser beneficially owned 12,203,634 Ordinary Shares, or 49.04% of the total number of Ordinary Shares issued and outstanding.

Except as set forth in this Item 5(a), the Reporting Persons do not beneficially own any Ordinary Shares.  The percentages stated above are based on 24,885,833 Ordinary Shares outstanding as of May 5, 2011 ((excluding 3,388,910 treasury shares held by the Issuer or for the Issuer’s benefit, which do not have any voting or economic rights under Israeli law).

Item 5(b) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and supplemented by adding the following:

The responses of the Reporting Person to Rows (7) through (10) of page 2, 3, 4 and 5 and Item 2 of this Schedule 13D are incorporated herein by reference.

Item 5(c) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and supplemented by adding the following:

The ownership percentages set forth in this Amendment are based on 24,885,833 ordinary shares of the Issuer outstanding as of May 5, 2011 (excluding 3,388,910 treasury shares held by the Issuer or for the Issuer’s benefit, which do not have any voting or economic rights under Israeli law), based on information provided by the Issuer.

On March 9, 2011, Europe-Israel acquired 20,445 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $11.76.

On March 10, 2011, Europe-Israel acquired 4,862 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $11.77.

On March 13, 2011, Europe-Israel acquired 12,096 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $11.48.

On March 14, 2011, Europe-Israel acquired 9,700 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $11.48.

On March 15, 2011, Europe-Israel acquired 25,760 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $10.92.

On March 16, 2011, Europe-Israel acquired 6,460 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $11.19.

On March 17, 2011, Europe-Israel acquired 1,525 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $11.20.

On March 21, 2011, Europe-Israel acquired 2,425 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $11.51.

On March 22, 2011, Europe-Israel acquired 125 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $11.61.

On March 23, 2011, Europe-Israel acquired 2,125 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $11.63.

On March 24, 2011, Europe-Israel acquired 3,790 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $11.76.

On March 27, 2011, Europe-Israel acquired 5,858 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $12.18.

On March 28, 2011, Europe-Israel acquired 4,460 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $11.86.

On March 29, 2011, Europe-Israel acquired 3,410 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $11.89.

On March 30, 2011, Europe-Israel acquired 4,407 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $11.86.

On March 31, 2011, Europe-Israel acquired 8,825 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $12.06.

On April 3, 2011, Europe-Israel acquired 2,810 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $11.93.

On April 4, 2011, Europe-Israel acquired 2,020 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $11.91.

On April 5, 2011, Europe-Israel acquired 7,105 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $11.87.

On April 6, 2011, Europe-Israel acquired 2,670 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $11.86.

On April 7, 2011, Europe-Israel acquired 5,757 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $11.90.

On April 10, 2011, Europe-Israel acquired 4,990 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $12.17.

On April 11, 2011, Europe-Israel acquired 3,130 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $12.15.

On April 12, 2011, Europe-Israel acquired 5,955 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $12.12.

On April 13, 2011, Europe-Israel acquired 5,992 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $12.17.

On April 14, 2011, Europe-Israel acquired 1,100 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $12.10.

On April 17, 2011, Europe-Israel acquired 6,638 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $12.10.

On April 20, 2011, Europe-Israel acquired 1,185 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $12.04.

On April 26, 2011, Europe-Israel acquired 650 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $12.12.

On April 27, 2011, Europe-Israel acquired 2,670 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $11.93.

On April 28, 2011, Europe-Israel acquired 6,322 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $11.89.

On May 1, 2011, Europe-Israel acquired 2,810 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $11.65.

On May 2, 2011, Europe-Israel acquired 2,475 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $11.62.

On May 3, 2011, Europe-Israel acquired 2,600 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $11.39.

On May 4, 2011, Europe-Israel acquired 2,738 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $11.43.

On May 5, 2011, Europe-Israel acquired 2,400 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $11.29.

On May 8, 2011, Europe-Israel acquired 3,114 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $11.14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Europe-Israel (M.M.S.) Ltd.

By: /s/ Mordechay Zisser
Mordechay Zisser
Chairman of the board of directors

Control Centers Ltd.

By: /s/ Mordechay Zisser
Mordechay Zisser
Chairman of the board of directors

Marina Herzelia (Limited Partnership) 1988

By: /s/ Mordechay Zisser
Mordechay Zisser
Marina Herzelia Ltd., General Partner

/s/ Mordechay Zisser
Mordechay Zisser

Dated:  May 9, 2011